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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pine Valley Mining Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

37936T

(Cusip Number)

John J. Jenkins
Calfee, Halter & Griswold LLP
1400 McDonald Investment Center
800 Superior Avenue
Cleveland, OH 44114-2688
216-622-8507

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSP No. 37936T

1.	Name of Reporting Person: Mark Smith		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,106,551 Common Shares plus 150,000 options to purchase Common Shares at a price of CD$0.90 per share exercisable until April 28, 2007

		8.	Shared Voting Power: 6,375,690 Common Shares(1)

		9.	Sole Dispositive Power: 15,106,551 Common Shares plus 150,000 options to purchase Common Shares at a price of CD$0.90 per share exercisable until April 28, 2007

		10.	Shared Dispositive Power: 6,375,690 Common Shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,632,241 Common Shares(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.0% (based on 65,587,122 Common Shares issued and outstanding which includes all options exercisable within 60 days)

14.	Type of Reporting Person (See Instructions): IN

2

(1) Mr. Smith is a trustee of The R. Templeton Smith Foundation, an Ohio-based family charitable foundation which beneficially owns 6,375,690 Common Shares (“Smith Foundation”). Mr. Smith may be deemed to have shared voting power and shared dispositive power for all such Common Shares held by the Smith Foundation. Mr. Smith does not have a pecuniary interest in the Common Shares held by the Smith Foundation.

(2) Includes all options exercisable within 60 days and the Common Shares held by the Smith Foundation.

Mr. Smith was formerly the trustee of The Rockside Foundation, a 501(c)(3) charitable, non-profit organization (“Rockside”), which, to Mr. Smith’s knowledge, beneficially owns 13,516,617 Common Shares. In that capacity, Mr. Smith may have been deemed to beneficially own the Common Shares held by Rockside during his tenure as a trustee. Mr. Smith did not participate in decisions made by the trustees with respect to the voting or disposition of the Common Shares beneficially owned by Rockside. Mr. Smith resigned from Rockside on October 28, 2004.

This Amendment No. 1, dated November 22, 2004, is filed by Mark Smith and amends Schedule 13D as previously filed by Mr. Smith with the Securities and Exchange Commission (“SEC”) on April 26, 2004 (“Schedule 13D”), relating to the Common Shares, without par value, of Pine Valley Mining Corporation whose principal executive offices are located at 535 Thurlow Street, Suite 501, Vancouver, BC V6E 3L2 (“Pine Valley”).

Item 3. Source and Amount of Funds or Other Consideration.

On April 12, 2004, Mr. Smith exercised warrants to purchase 47,727 Common Shares at an exercise price of CD$0.60 per share.

On September 3, 2004, Mr. Smith exercised warrants to purchase 300,000 Common Shares at an exercise price of CD$1.35 per share.

On November 15, 2004 Mr. Smith partially exercised warrants to purchase 564,833 Common Shares at an exercise price of CD$0.27 per share.

On November 15, 2004, Mr. Smith exercised warrants to purchase 935,000 Common Shares at an exercise price of CD$0.22 per share.

All of the Common Shares purchased by Mr. Smith on his own behalf, were purchased with personal funds generated and held by Mr. Smith.

Item 5. Interest in Securities of the Issuer.

Mr. Smith has beneficial ownership of 21,632,241 Common Shares, or 33.0% of the Common Shares of Pine Valley, based upon 65,587,122 Common Shares outstanding as reported by the Company. This amount includes 150,000 options to purchase Common Shares at a price of CD$0.90 per exercisable until April 28, 2007 and 6,375,690 Common Shares held by the Smith Foundation.

On November 12, 2004, Mr. Smith entered into a Purchase and Sale Agreement (“Agreement”) with Sprott Asset Management Inc., a Toronto based investment dealer registered with the Investment Dealer Association, (“SAM”). Pursuant to the Agreement, SAM purchased from Mr. Smith certain warrants entitling the holder to purchase 385,167 Common Shares at an exercise price of CD$0.27 per share (“Warrants”). Pursuant to the Agreement, the Warrants will be exercisable the earlier of (1) December 31, 2004 or (2) 14 days from the date on which the transfer of the Warrants is recorded on the books of Pine Valley.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2004
Dated

By:	/s/ Mark Smith
	Name:	Mark Smith